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                                                                       EXHIBIT J

                      SECOND AMENDMENT TO RIGHTS AGREEMENT

         SECOND AMENDMENT TO RIGHTS AGREEMENT made as of July 25, 1997 between Imo Industries Inc., a Delaware corporation, (the "Company") and First Chicago Trust Company of New York, a New York corporation, (the "Rights Agent").

                                    RECITALS:

         WHEREAS, on April 30, 1997, the Board of Directors of the Company authorized and declared a dividend distribution of one Right for each share of Common Stock, par value $1.00 per share, of the Company outstanding at the close of business on the Record Date, May 4, 1997, and has authorized the issuance of one Right for each share of Common Stock of the Company issued between the Record Date and the Distribution Date, each Right initially representing the right to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock of the Company (the "Rights"); and

         WHEREAS, on April 30, 1997, the Company and the Rights Agent entered into a Rights Agreement to set forth certain terms and conditions with respect to the grant of the Rights, and on June 25, 1997, the Company and the Rights Agent entered into an Amendment to Rights Agreement to amend Section 3(a) and
Section 11(a)(ii)(B) thereof (as amended, the "Agreement"); and

         WHEREAS, pursuant to Section 26 of the Agreement, the Company has the right to amend the Agreement, and the Board of Directors of the Company has approved amendments to Section 3(a) of the Agreement, to provide as set forth in this Second Amendment.

         NOW, THEREFORE, in consideration of the premises and covenants set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. DEFINED TERMS. Each capitalized term used in this Second Amendment and not otherwise defined shall have the meaning assigned to it in the Agreement, unless the context clearly indicates to the contrary.

         2. AMENDMENT TO SECTION 3(A). Section 3(a) of the Agreement is hereby amended and restated so as to provide in its entirety as follows:

                  "(a) Until the Distribution Date (as hereinafter defined): (x) the Rights will be attached to and, where applicable, evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for the Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). As used in this Agreement, the "Distribution Date" shall mean the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the tenth day following the Record Date), or (ii) the close of business on the tenth business day after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d- 2(a) of the General Rules and Regulations under the Exchange Act, if upon consummation thereof, such Person would be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, unless such tender offer or exchange offer is for all outstanding shares of Common Stock at a price and
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         on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person, after receiving advice from one or more investment banking firms, to be (x) at a price which is fair to stockholders (taking into account all factors which such members of the Board deem relevant including, without limitation, prices which could reason ably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (y) otherwise in the best interests of the Company and its stockholders, or (iii) if a tender or exchange offer had been determined by at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person to be at a price which is fair to stockholders or otherwise in the best interests of the Company and its stock holders as contemplated by the immediately preceding clause (ii) of this Section 3(a) but (A) such determination is subsequently withdrawn and (B) at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person explicitly determines that such withdrawal shall be deemed to trigger a Distribution Date under this Section 3(a), the close of business on the tenth day after such determination is withdrawn. As soon as practicable after the Distribution Date, the Rights Agent will send by first class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit B hereto (the "Rights Certificates"), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates."

         3. EFFECT OF AMENDMENT. The parties acknowledge and agree that all of the terms, provisions, covenants and conditions of the Agreement shall hereafter continue in full force and effect in accordance with the terms thereof except to the extent amended, modified, deleted or revised herein.

         4. COUNTERPARTS. This Amendment may be executed on separate counter parts, each of which is deemed to be an original and all of which taken together shall constitute one and the same agreement.

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         IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

Attest:                                 IMO INDUSTRIES INC.


By:  /S/ Thomas J. Bird                 By:  /s/ Donald K. Farrar
     ----------------------------            ---------------------------
     Thomas J. Bird, Esquire                 Donald K. Farrar
     Executive Vice President,               Chairman, President
     General Counsel and Secretary           and Chief Executive Officer


Attest:                                 FIRST CHICAGO TRUST COMPANY
                                        OF NEW YORK


By:  /s/ Maurice Lynch                  By:  /s/ James Kuzanish
     -------------------------------         ---------------------------
     Title: Assistant Vice President         Title: Assistant Vice President
            ------------------------                ------------------------

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